EXHIBIT 99.1
                                                                    ------------

NEWS RELEASE
FOR IMMEDIATE RELEASE
OCTOBER 1, 2003
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE OCTOBER 2003 INCREASE TO THE
ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, OCTOBER 1, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.44148 to 1.45774. Such increase will be effective on October 15, 2003.

The following are the details on the calculation of the Exchange Ratio:

------------------------------------------------------------------------------------------------------------------------------------
                          Opening      ARC Energy      10 day Weighted     Increase in     Effective Date        Exchange Ratio
 Record Date of ARC       Exchange       Trust         Average Trading       Exchange          of the                as of
    Energy Trust           Ratio     Distribution      Price of AET.UN       Ratio **       Increase in            Effective
    Distribution                        per Unit        (Prior to the                      Exchange Ratio             Date
                                                      end of the Month)
------------------------------------------------------------------------------------------------------------------------------------
 September 30, 2003       1.44148       $0.15             13.2979            0.01626      October 15, 2003            1.45774
------------------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417

                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9